Filed by Nuance Communications, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Commission File No.: 000-27038
CORPORATE PARTICIPANTS
Paul Ricci
Nuance Communications — Chairman & CEO
CONFERENCE CALL PARTICIPANTS
Jeff Van Rhee
Craig-Hallum — Analyst

Tom Roderick
Weisel Partners — Analyst

Richard Davis
Needham & Company — Analyst

John Bright
Avondale Partners — Analyst

Scott Sutherland
Wedbush Morgan Securities — Analyst

Shyam Patil
Raymond James & Associates — Analyst

Barbara Coffey
Kaufman — Analyst
OPERATOR
Good morning, and welcome to today’s Nuance investor call to discuss the acquisition of VoiceSignal. Today’s call is being recorded. With us from Nuance is Mr. Paul Ricci, Chairman and Chief Executive Officer, and Jamie Arnold, CFO. At this time, I would like to turn the call over to Mr. Ricci. Please go ahead, sir.
PRESENTATION
Paul Ricci — Nuance Communications — Chairman & CEO
Good morning, everyone, and thank you for joining us on short notice to discuss this morning’s announcement. Before we begin, I need to remind everyone that the matters we are discussing include predictions, estimates, expectations and other forward-looking statements. These statements are subject to risks and uncertainties that could cause actual result to differ materially. You should refer to our recent SEC filings and public announcements for a detailed list of risk factors. As you know, over the last two years we have increasingly emphasized our focus on the rapidly growing market for mobile devices and information services. This includes an increasing number of applications across a broad range of devices, from mobile phones and media players to automobiles and personal navigation devices. In addition, more recently we’ve announced initiatives in the key application areas of voice search and mobile communications through offerings such as Nuance Voice Control, Nuance Mobile Messaging, and a suite of directory and voice search services.
During this time, we have seen an accelerating market opportunity in which the Company has enjoyed growth rates in excess of 30%. We secured important design wins and contracts with AT&T, Nokia, Palm, Samsung, RIM, Rogers, Sprint and many others. We quickly surpassed one million transactions through our Nuance Voice Control application, and we have introduced new recurring revenue streams through advertisement transaction and subscriber-based services.

As the magnitude of this opportunity became clearer to us, we began to consider strategic means to address it. You will recall that we’ve taken this approach before with Dictaphone where we pursued a strategic acquisition based on the merits of the visible accelerating opportunity in healthcare. Our strong performance and momentum in the year since we closed that acquisition validated the strategy to pursue an accelerant that can help us to more quickly address a large market and capitalize on the opportunity.
Indeed, looking back at the Dictaphone acquisition in context, we realize now that the key to its value was in its leverage in allowing us to accelerate innovation and to deliver to the market that innovation. To address the rapidly growing mobile market, this morning we are announcing an agreement for Nuance to acquire Voice Signal. VoiceSignal is a company that has shared our vision for mobile access and the potential to quickly make a growing list of mobile device features, contents and services available to consumers through a single button and natural voice commands.
We have all seen mobile phones penetrate our personal and business lives at a remarkable pace. This, of course, has stimulated an appetite among consumers, businesses, phone manufacturers and wireless carriers for new, innovative applications and capabilities. The prospect of combining the technology and resources of Nuance and VoiceSignal presents opportunities as we grow and address the needs in our increasingly mobile society. We are poised to meet the anticipated demands for easier access to and safe use of mobile devices.
Mobile phones are evolving to become the mobile centerpiece of computing and communications. We believe our speech solutions, including search, voice commands and dictation, will serve an important role in empowering consumers to access mobile capabilities in all environments, keeping them connected, informed and productive.
Now the combined company will be better able to develop new and innovative speech solutions and search capabilities that can more effectively serve the rapidly expanding market for mobile services and applications. We will deliver mobile speech solutions that allow handset manufactures and mobile carriers to unlock the extraordinary potential of the mobile lifestyle with new levels of convenience and productivity.
VoiceSignal will help us to accelerate the development of technology, new customer solutions, and distribution channels through its additional resources and capabilities. Combined, we will add incremental language support to our solutions; we will leverage the additional data for various languages to achieve greater accuracy across our portfolio; we will benefit from the deeper mobile device support through strong relationships among the largest device manufacturers including Nokia, Motorola, Samsung, Sony Ericsson, and Sanyo. And we will be in a position to provide integration support for nearly all mobile chipsets and operating system formats including Symbion, Microsoft, Palm, TI, QUALCOMM, Agere, and Philips.
Together, we will also deliver a new level of mobile speech performance with broad device and language support to more consumers via existing commercial relationships with many of the world’s foremost carriers and new media companies, including AT&T, Verizon, Sprint, T-Mobile, Vodafone, Virgin Mobile, TELUS, Orange, Telefonica, Korea Telecom, China Unicom, China Mobile and several of the large Internet search firms. In combination, we will continue our mission of providing leadership and innovation in mobile solutions through developments and investments in multilingual mobile dictation, mobile search in a connected services model, one-button access on select OEM platforms, additional multimodal capabilities, enhanced directory services, ad-based mobile search, and a unified application suite that allows one-button access to search, messaging, command and control, device menus, and information.
As indicated in this morning’s press release, total consideration for the acquisition is approximately $293 million net of cash, comprising $204 million in cash and approximately 5.8 million shares of Nuance common stock using yesterday’s closing share price. We will fund the cash portion of the consideration through our existing cash balances and an expansion of our existing credit facility. The transaction is expected to close in our fourth fiscal quarter and is subject to customary closing conditions and regulatory approvals.

Because the transaction closes late in our fiscal year, we do not expect revenues to be material in this year. We expect the acquisition to be neutral or very slightly positive to earnings in fiscal 2007. In fiscal year 2008, we expect VoiceSignal to contribute between $55 million and $57 million in non-GAAP revenues. Similar to the acquisition of Dictaphone, we expect to have an amount of about $15 million in non-GAAP revenues, primarily royalty-bearing OEM contracts for which the software is already integrated, for which cash will be collected in the future.
Under GAAP accounting rules, these revenues will be lost to purchase accounting. GAAP revenue, therefore, we expect to be between $40 million and $42 million. We expect a GAAP loss of $0.04 to $0.05 per share and non-GAAP earnings between $0.05 and $0.06 per diluted share.
This acquisition, though, along with our internal investments and the rapid expansion of the mobile market opportunity will establish a meaningful, rapidly growing and attractively profitable revenue stream within Nuance. We now expect total mobile revenues for fiscal year 2008 to be in excess of $125 million. These revenues will include royalties and fees from mobile device applications, voice search solutions, advertising-based services, transaction-based services, and recurring subscription models in mobile phones, cars and personal navigation devices.
In fact, through the strength of our OEM relationships, the breadth of our solutions and our technological leadership, we expect to provide solutions in more than one billion devices including mobile phones, media players, automobiles and navigation devices during the next three years.
Since entering the speech market in 2001, we have recognized a unique opportunity to assemble the best talent and technology and partners across the globe in a way that could accelerate the potential of speech for us all; our employees, customers, partners, and investors. VoiceSignal meets these criteria and bears many of the same hallmarks of the Dictaphone investment; significant market opportunity, robust technologies, talented employees, strong industry relationships, a record of operational achievement, and a compelling financial outlook.
This concludes our prepared remarks and with that, we would be pleased to take your questions.
QUESTIONS AND ANSWERS
Operator :
(OPERATOR INSTRUCTIONS) Jeff Van Rhee, Craig Hallum.
Jeff Van Rhee — Craig-Hallum — Analyst:
Thank you. A couple questions. First, Paul, can you just give us some history on VoiceSignal’s revenues over the last two, three years, their growth rates, a sense of gross margins? And then also within their revenue splits, some color on how it splits down? You mentioned the OEM side. Can you just give us a taste of their revenue streams, whether they are recurring, upfront licenses, just a taste of how the revenues come in? And then lastly, I guess on the integration front, would you just talk to technology and sales integration going forward?
Paul Ricci — Nuance Communications — Chairman & CEO:
Let’s see, there’s a lot of questions. VoiceSignal, of course, is a venture-funded company, a young company, and so the way it has derived revenues has evolved as its business focus has evolved. So I can’t really speak with much authority about historical revenues and the method of upfront payments and so forth. The business today is primarily revenues based on royalties in current periods from devices that are shipping, much like our business, so not especially different in that respect.

will publish the financials as part of our filing, but I can give you a bit of information today. You should think of revenues in VoiceSignal in the calendar year ‘07 as being in the mid 30s, and you should think of it as an attractively profitable business today before the combination.
with respect to the questions of integration, as was probably evident in my remarks, we anticipate much of the value of VoiceSignal being in the acceleration we will get in innovation and in the additional relationships we will get with their customers. So as you would expect, integrating the sales and technology personnel within our company will be a premium as it has been in other like acquisitions.
Jeff Van Rhee — Craig-Hallum — Analyst:
I guess lastly and I’ll let somebody else jump on, just within their customer mix any material customer concentration, 10%, 20%, 30% customers? And then just total heads that will be coming over and roughly where they are all based; are they all local or can you give us a sense of that?
Paul Ricci — Nuance Communications — Chairman & CEO:
I don’t want to say too much about their customer concentrations. They do have relationships with the major OEM — the major handset manufacturers, and several of those manufacturers are important sources of revenue for them. But they also have a diverse set of contracts with some of the evolving manufacturers in this business.
respect to heads, I believe that there are in the neighborhood of 75 people and they are headquartered several miles away from Nuance’s headquarter. And, of course, they have salespeople spread globally to serve their global customers.
Jeff Van Rhee — Craig-Hallum — Analyst:
Thanks.
Operator :
Tom Roderick, Weisel Partners.
Tom Roderick — Weisel Partners — Analyst:
Good morning, guys. Thanks. Paul, I was hoping that you could maybe just re-examine the customer list. You gave it early in the call. Can you just walk through again who the leading handset manufacturers are that VoiceSignal counts as customers, and can you talk just a little bit about which of those manufacturers you didn’t already have a presence at whatsoever?
Paul Ricci — Nuance Communications — Chairman & CEO:
Well, combined, both companies have relationships with nearly all of the major OEM manufacturers. So there are — and together, I believe we have relationships with essentially all of them. So that would certainly include a company such as Nokia, Motorola, Samsung, Sony Ericsson, Sanyo and, of course, the other smart device manufacturers such as RIM and Palm and others.
Tom Roderick — Weisel Partners — Analyst:
If we were to look at VoiceSignal’s growth over the last couple of years, would we see growth coming more from the installed base of customers just getting more deeply penetrated on additional handsets, or is this a function of really adding a number of new handset manufacturers to their stable of customers over the last few years that is driving the growth?

Paul Ricci — Nuance Communications — Chairman & CEO:
Well, in the case of both companies, them and us, there have been a couple of manufacturers who were early leaders in deploying speech. And so those manufacturers, some of the other manufacturers began deploying speech more recently. So you would, in fact, see a combination of revenue growth from existing partners and from the addition of new partners over the last couple of years.
Tom Roderick — Weisel Partners — Analyst:
Okay, great. Last question, broadly speaking can you talk a little bit more about what sort of penetration you see in the marketplace today and how quickly you see that penetration expanding, now that you have got some strong combined market share?
Paul Ricci — Nuance Communications — Chairman & CEO:
Well, without doing the arithmetic here on the phone, there are as you know about 1.2 billion or thereabouts in handsets being shipped a year. And I did mention that we expect to ship on roughly one billion devices. Now, not all of those are handsets as we think of them narrowly, but roughly one billion devices over the next three years. Actually, I think it is a bit less than three years. And since you should assume that there is a relatively aggressive growth rate in that, you can probably model for yourself what the penetration will be over the next two-and-a-half, three years.
Tom Roderick — Weisel Partners — Analyst:
Very good. Thank you very much.
Operator :
Richard Davis, Needham & Company.
Richard Davis — Needham & Company — Analyst:
Thanks very much. With regard to you kind of touched on it, Paul, but are there any things specifically that you are going to do with regard to retaining the developer staff, because there’s a bit of a history between you guys and VoiceSignal in terms of, let’s just say, not getting along as well as you might have? So the fact is it’s a cool technology, but I’m just trying to figure out how you’re going to make sure that you keep the talented folks at VoiceSignal on staff. Are you going to do anything incrementally different?
Paul Ricci — Nuance Communications — Chairman & CEO:
Nuance has done a lot of acquisitions over the last few years, and some of those acquisitions involved companies in which we had some level of competition, and we have a lot of experience with bringing employees in those situations into our company. And we have the advantage in this instance of very close geographical proximity, and we do a host of things to try and provide incentives to retain employees. I am quite optimistic about our ability to retain the technical employees at VoiceSignal.
Richard Davis — Needham & Company — Analyst:
Okay, thank you very much.
Operator :
John Bright, Avondale Partners.

John Bright — Avondale Partners — Analyst:
Paul, on the synergies, 8 to 10 million, can you talk to us about the assumptions you’re making in the synergies, where they are coming from?
Paul Ricci — Nuance Communications — Chairman & CEO:
Given what I’ve said, you would expect they would come primarily outside the areas of sales and technology. There will obviously be administrative synergies. There will be the elimination of some expenses that you would have expected VoiceSignal to have to make in order to continue to grow its business in those areas, and those are the primary areas. There will be elimination of redundant facilities and so forth.
John Bright — Avondale Partners — Analyst:
Okay. Do you anticipate keeping the management team from VoiceSignal?
Paul Ricci — Nuance Communications — Chairman & CEO:
Certainly, we will keep a number of the management team.
John Bright — Avondale Partners — Analyst:
Okay. I assume there is no change in the debt rate that you have; you will still be financing this with the 9% debt; is that correct?
Paul Ricci — Nuance Communications — Chairman & CEO:
I think it is closer to 7%, but it is correct that we will expand the current credit facility.
John Bright — Avondale Partners — Analyst:
Okay. You also have a couple of, I think if I recall right, there were lawsuits on both sides, Nuance and VoiceSignal; is that correct? And I assume both those will be going away. Is there a legal expense that is meaningful associated with the synergies you have been talking about?
Paul Ricci — Nuance Communications — Chairman & CEO:
You know, I don’t want to talk about the lawsuits, and certainly among the synergies will be the avoidance of certain legal expenses at VoiceSignal.
John Bright — Avondale Partners — Analyst:
Okay. What needs to be done for this acquisition to close by the September time frame? Is there anything unusual besides — I wouldn’t expect there to be much regulatory approvals. Is there additional due diligence you need to do? I know you guys have known each other for some time.
Paul Ricci — Nuance Communications — Chairman & CEO:
No, no due diligence. We signed a binding agreement and we have completed our due diligence. There is nothing out of the normal for this to close. The customary, of course, we will have to complete the expansion of the credit facility and we will have to complete the regulatory approvals, and other than that, just customary things.
John Bright — Avondale Partners — Analyst:
Then the last question for you, Paul, is the why now question. You have known about VoiceSignal for quite some time. What enabled this to take place or what enabled this to happen now versus prior?
Paul Ricci — Nuance Communications — Chairman & CEO:
In recent quarterly earnings conference calls, you will recall I have mentioned in the last two or three that we have been struggling to bring on the level of resources that we believe we needed in the mobile business in order to seize the opportunities we saw out there. And the instructive lessons, as I mentioned at Dictaphone, were that by increasing our resources in the combination we have accelerated our ability to improve the products and to deploy the products.
as we began to think of how we were going to create leadership and accelerate innovation, which is what I think is most important in this market right now, the acquisition of VoiceSignal seemed the most profound opportunity to do that.
that led to discussions between us and them, and we discovered in the course of that that we had a common sense about vision of where the opportunities were, where technology needs to go. And I think their management and their investors reached the same conclusion we did, which was that the combination would create real value for customers and, therefore, real value for our shareholders.
John Bright — Avondale Partners — Analyst:
Thank you.
Operator :
Scott Sutherland, Wedbush Morgan Securities.
Scott Sutherland — Wedbush Morgan Securities — Analyst:
Thank you and good morning. I have a few questions here. First question was, should we assume a similar royalty model as Nuance has had for the per device or per phone market?
Paul Ricci — Nuance Communications — Chairman & CEO:
Yes.
Scott Sutherland — Wedbush Morgan Securities — Analyst:
So looking at that and kind of knowing their market share that VoiceSignal had, it does look like royalty is the biggest driver. Is there a big services component there that they have as well as driving the revenue?
Paul Ricci — Nuance Communications — Chairman & CEO:
Services are a relatively modest amount of the business model for either company in the mobile market.
Scott Sutherland — Wedbush Morgan Securities — Analyst:
Okay. The last question I had, you talked a little bit and obviously we could see the customer and partner synergies here. Can you talk about technology, maybe where VoiceSignal had some better mobile or embedded technologies, and maybe some of the areas where Nuance is better and how you can combine those two?
Paul Ricci — Nuance Communications — Chairman & CEO:
Well, as in other acquisitions we have done, we have found that both companies have areas of strength and areas of weakness, and we will be looking to adopt the areas of technical strength in their product portfolio. It probably isn’t the appropriate form to try to and go through that in some detail. I did mention some things in my formal comments about data and languages, which will be obvious opportunities.
Scott Sutherland — Wedbush Morgan Securities — Analyst:
Okay. We will chat about that later as you get more insight to them. Thank you.
Operator :
Shyam Patil, Raymond James Associates.
Shyam Patil — Raymond James & Associates — Analyst:
Good morning. Could you talk a little bit about the competitive landscape in the embedded handset market, given that you guys are the main two players?
Paul Ricci — Nuance Communications — Chairman & CEO:
There are a lot of competitors in mobile access, and some of those competitors are very, very big companies. You have seen recent announcements from Microsoft in the area of voice search. There is no end of announcements recently of people who are creating new capabilities for providing mobile access. I would be here a long time talking about all of the competitors, but I think you should assume most companies that are providing software applications that address mobility will have some level of competition and substitution for our products. Of course, there’s a lot of activity going on among the large Internet search firms, some of which will be cooperative, some of which will be competitive.
it is a very diffuse market right now, and what we are focused on is the unique innovation we can provide and creating value for customers in doing that, but it is quite a diverse market.
Shyam Patil — Raymond James & Associates — Analyst:
Talking about VoiceSignal solution, did they develop their own engine? It seemed like they talked mostly about speaker independent technology. Could you just comment on that a little?
Paul Ricci — Nuance Communications — Chairman & CEO:
Well, I don’t want to go into levels of technology having to do with speaker independence and so forth. The current state of technology in this industry is largely speaker independent. But yes, the VoiceSignal has its own set of core technologies, including engines.
Shyam Patil — Raymond James & Associates — Analyst:
Lastly, just a clarification question. Did you indicate that guidance assumes mostly penetration of the installed base and not material new customer adds for ‘08?
Paul Ricci — Nuance Communications — Chairman & CEO:

Well, I think what I said is that both companies — market shares among handset manufacturers in the cellular phone business, of course, are very well-established and, therefore, although they will shift some between this year and next year, you know already who the major suppliers are. And since both companies have relationships with most of the major suppliers, in some sense by definition, the majority of revenues will come from companies that are already — we have already established relationships.         , of course, you also know that the rate of platform innovation in the phone manufacturers is extremely high and, therefore, we and VoiceSignal and all of the other people in the market have to continually win opportunities among those new platforms, which are being introduced at a prodigious rate.
Shyam Patil — Raymond James & Associates — Analyst:
Thank you.
Operator :
Barbara Coffey, Kaufman.
Barbara Coffey — Kaufman — Analyst:
Good morning. When you are taking a look at the kinds of royalty revenues and into the cell phone market, did these guys also expand into some other, like the automotive or other areas, or were they mostly traditionally in the handsets? And are the royalty streams in contracts written similarly to yours?
Paul Ricci — Nuance Communications — Chairman & CEO:
Their leading business is in handsets. They have some business outside of what we would typically refer to as handsets. They didn’t really have a presence in automotive, and their contract structures and royalty structures are, yes, they’re quite similar. They receive royalties on units shipped much as we do.
Barbara Coffey — Kaufman — Analyst:
Thank you.
Operator :
Thank you, gentlemen. I will turn it back to you at this time.
Paul Ricci — Nuance Communications — Chairman & CEO:
Well, thank you very much for joining us again on such short notice, and we will look forward to talking to you again at our next quarterly earnings call.
Operator :
Thank you. Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation and for using the AT&T executive teleconference service. You may now disconnect.